FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2008
Commission File Number: 000-50476

Webzen Inc.
(Translation of registrant’s name into English)

6th Floor, Daelim Acrotel Building
467-6 Dogok-dong, Kangnam-Ku,
Seoul, Korea 135-971
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Webzen Inc.

INDEX TO EXHIBITS

Item

1.	Webzen Inc. FY 2007 Q4 Earnings Results
2.	Earnings Forecasts/Guidance
3.	Earning Report
4.	Cancellation of Stock Options Granted

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Webzen Inc.
Date:	February 14, 2008	By:	/s/ Won Seon Kim
			Name:	WON SEON KIM
			Title:	Chief Financial Officer

Item 1.

WEBZEN INC. 2007 4Q EARNINGS RESULTS

2007 4Q Results Summary
(Unit: KRW mm)
	07.Q4	07.Q3	QoQ	06.Q4	YoY
Revenue	6,964	7,556	-7.8%	5,348	30.2%
Operating Expenses	10,617	11,146	-4.7%	11,181	-5.0%
Operating Profit	-3,653	-3,590	Loss increase	-5,834	Loss decrease
OP Margin	2,500	-2,585	Turn over	-3,804	Turn over
Ordinary Profit	35.9%
Ordinary Profit Margin	2,073	-3,265	Turn over	-10,876	Turn over
Net Income	6,964	7,556	-7.8%	5,348	30.2%

Revenue
During 4th quarter, we recorded a 6.9 billion KRW revenue and 3.6 billion KRW operating loss.
Total operating expenses decreased 4..7% to 10.6 billion KRW due to the reduction of marketing costs, however, operating loss increased 1.8% compared to previous quarter because of the revenue decrease.
Ordinary Profit increased 196.7% due to the partial disposal of GameOn shares and tangible asset, and Net Income was 2.0 billion KRW.

2007 Q4 Revenue Breakdown
(Unit: KRW mm)
	07.Q4	07.Q3	QoQ	06.Q4	YoY
Revenue	6,964	7,556	-7.8%	5,348	30.2%
Domestic	4,523	4,933	-8.3%	4,692	-3.6%
Overseas	2,430	2,614	-7.0%	648	275.0%
Other	11	9	22.2%	8	37.5%

Domestic revenue decreased 8.3% to 4.5 billion KRW. With regular updates, MU and SUN have been showing signs of stabilization in Korea, and we will try to keep the revenue at the current level.
Overseas royalty decreased 7% to 2.4 billion KRW from previous quarter and revenue.

Domestic Revenue Breakdown
(Unit: KRW mm)
	07.Q4	07.Q3	QoQ	06.Q4	YoY
MU	3,838	4,057	-5.40%	4,340	-11.57%
Individual	3,107	3,235	-3.96%	3,335	-6.84%
Internet Café	731	822	-11.07%	1,005	-27.26%
SUN	685	876	-21.92%	352	94.32%
Individual	428	522	-18.20%	254	68.11%
Internet Café	257	353	-27.20%	98	162.24%
Total	4,523	4,933	-8.31%	4,692	-3.60%

MU individual revenue decreased 3.96% to 3.1 billion KRW and internet café revenue decreased 11.7% to 7million KRW.  SUN’s revenue, including internet café revenue, was 685 million KRW.
SUN internet café revenue was slow due to the partial subscription model (micro transaction model) and high competitive market of MMORPG.

Overseas Royalty Revenue Breakdown
(Unit: KRW mm)
	07.Q4	07.Q3	QoQ	06.Q4	YoY
MU	870	817	6.5%	648	34.3%
China	141	123	14.6%	67	110.4%
Taiwan	107	100	7.0%	105	1.9%
Japan	498	482	3.3%	390	27.7%
Philippines	42	41	2.4%	58	-27.6%
Vietnam	11	14	-21.4%	8	37.5%
U.S	68	54	25.9%	17	300.0%
Singapore	3	3	0.0%	3	0.0%
SUN	1,560	1,797	-13.2%	0
Taiwan	178	171	4.1%	0
China	1,072	1,626	-34.1%	0
Japan	310			0
Total	2,430	2,614	-7.0%	648	275.0%

MU’s overseas royalty revenue increased 6.5% to 870 million won.
MU China revenue has increased since the microtransaction model change. SUN’s overseas royalty revenue during fourth quarter was 1.5 billion won.

Total Operating Costs
(Unit: KRW mm)
	07.Q4	07.Q3	QoQ	06.Q4	YoY
Total Operating Costs	10,617	11,146	-4.7%	11,181	-5.0%
Labor Costs	5,224	5,645	-7.5%	5,489	-4.8%
Depreciation	470	450	4.4%	773	-39.2%
Commission Paid	1,693	1,770	-4.4%	1,485	14.0%
Marketing Expenses	620	855	-27.5%	881	-29.6%
Sales Commission	133	154	-13.6%	254	-47.6%
Other	2,477	2,272	9.0%	2,299	7.7%

Total Operating Expenses
Labor costs, which constitute about 49% of our total operating costs, decreased 7.5% to 5.2 billion KRW.
As of end of 4th quarter, our total headcount decreased to 477, from 536 end of third quarter. YoY, headcount decreased by 172 people. Depreciation increased 4.4% to 470 million KRW, due to the increase in equipment for SUN’s service. Sales Commission decreased 13.6% to 133 million KRW. Commission paid decreased 4.4% to 1.6 billion KRW. As a result of minimizing unnecessary marketing expenses, marketing expenses decreased 27.5% to 620 billion KRW. Other costs were 2.4 billion KRW, which was similar to 3rd quarter.

Non-operating Items
(Unit: KRW mm)
	07.Q4	07.Q3	QoQ	06.Q4	YoY
Non-operating Income	6,153	1,005	512.2%	2,030	203.1%
Interest Income	886	894	-0.9%	975	-9.1%
Profit (Loss) on Foreign Exchange	109	-22	595.5%	-108	-200.9%
Gain on Equity Method	-1,342	-829	61.9%	-1,192	12.6%
Gain on disposal of Marketable Securities	2,540	859	195.7%	2,321	9.4%
Other	3,960	103	3744.7%	34	11547.1%

Although interest income decreased due to the decrease in our cash balance, with the increase of loss in equity method of 1.3 billion won and the increase in gain on disposal of marketable securities, we recognized a 6.1 billion non-operating profit during fourth quarter.
As of end of fourth quarter, cash, cash equivalents, and marketable securities were 74.5 billion won.
This was due to the improvement of our cash flow related to the sale of our treasury stock trust fund to Woori Investment Securities and the disposal of tangible assets.

Equity Method
(Unit: KRW mm)
	07.Q4	07.Q3	QoQ	06.Q4	YoY
9Webzen	-322	-59	-	-396	-
Webzen Taiwan	-665	-1	-	-19	-
Webzen China	0	-212	-	-16	-
Webzen America	-355	-557	-	-761	-
Total	-1,342	-829	-	-1,192	-

We recognized a 1.3 billion KRW loss on equity method from our overseas subsidiaries.

FY 2007 Earnings Summary
(Unit: KRW mm)
	2007	2006	YoY
Revenue	28,215	21,950	28.5%
Operating Profit	-13,999	-30,115	53.5%
OP Margin	-49.62%	-137.20%	63.8%
Ordinary Profit	-6,957	-30,115	76.9%
Net Income	-9,536	-31,519	69.7%

Year 2007 revenue increased 28.5% YoY to 28.2 billion KRW, and operating loss was 13.9 billion KRW.

FY 2007 Revenue Summary
(Unit: KRW mm)
	2007	2006	YoY
Revenue	28,215	21,950	28.5%
Domestic	19,598	17,946	9.2%
Individual	14,774	13,480	9.6%
Internet Café	4,824	4,395	9.8%
Other	55	71	-22.5%
Overseas	8,562	4,004	113.8%

Domestic revenue increased 9.2% YoY to 19.5 billion KRW, and overseas royalty revenue increased 113.8% to8.54 billion KRW.

FY 2007 Expense Summary
(Unit: KRW mm)
	2007	2006	YoY
Labor cost	21,610	24,186	-10.7%
(R&D cost)	6,431	9,027	-28.8%
Marketing cost	1,948	8,431	-76.9%
Commission paid	6,404	5,988	6.9%
Depreciation	1,973	2,609	-24.4%

Year 2007 Labor costs decreased 10.7% to 21.6 billion KRW. Marketing costs decreased 76% to 1.9 billion KRW, associated with the decrease in MU and SUN marketing and continue to minimize marketing costs through effective marketing activities. Commission paid and depreciation during 2007 was 6.4 billion KRW, and 1.9 billion KRW respectively.

2008 Guide Line
(Unit: KRW mm)
	FY2007	2008(E)	YoY
Revenue	28,214	41,004	45%
Operation Profit	-13,999	4,000	Turn over

Year 2007 revenue was 28.2 billion won and expected to increase 45% to 41.0 billion won in 2008. And Operation Profit will be turn over to Black ink. During the 2008, three titles will be commercialized including Huxley and operation cost will be decreased due to the efficient management system and budget controlling.

 Webzen Inc.
Non-consolidated Balance Sheet

* The FY 2007Q4 financials have been prepared on an unaudited basis, and may be subject to change during the independent auditing process
* The FY 2007 Q4 financial statements are non-consolidated, and have been prepared under the Korean General Accepted Accounting Principles)

	31-Dec-07	As 30-Sep-07	31-Dec-06

I. Current assets	84,905,748,739	99,248,276,608	112,346,774,215
(1) Quick assets	84,905,748,739	99,248,276,608	112,346,774,215
1. Cash and cash equivalents	65,404,229,679	63,257,326,214	76,238,563,962
2. Short-term financial instruments	9,082,225,790	5,772,903,613	4,465,366,486
Government Subsidy	9,062,549,590	5,753,227,413	4,445,690,286
3. Accounts receivable	8,062,000,345	7,691,098,696	7,200,512,495
Allowance for doubtful accounts	6,877,036,698	5,709,271,233	4,949,516,538
4. Short-term loans	531,528,500	595,255,700	1,022,392,920
Allowance for doubtful accounts	471,528,500	535,255,700	962,392,920
5. Prepaid expenses	333,160,922	474,323,783	252,676,392
6. Deferred income tax debits	0	-	-
7. Other current assets
Accrued income receivable	393,884,587	330,027,735	420,319,037
Non-trade receivable	876,114,763	165,210,487	64,741,816
Marketable securities	1,474,994,000	8,205,427,644	11,747,356,143
Advance payments	12,250,000	320,537,880	38,353,000
Prepaid income taxes	0	438,410,510	538,892,220
Value added tax	0	-	-

II. Non-current assets	73,251,199,065	82,379,996,509	76,241,628,352
(1) Investments	1,773,515,098	2,375,508,788	3,892,174,349
1. Long-term financial instruments		-	-
2. Investments in securities according to equity method	246,819,363	555,770,309	1,737,121,508

3. Long-term loans	4,096,930,230	1,819,738,479
Allowance for doubtful accounts	1,526,695,735		2,155,052,841

(2) PP&E	6,247,293,066	20,220,221,832	22,243,388,613
1. Land	1,514,373,250	2,611,544,500	2,611,544,500
2. Buildings and auxiliary facilities	3,363,329,203	6,143,519,676	6,143,519,676
(Accumulated depreciation)	2,989,878,608	5,487,371,922	5,602,562,912
3. Equipment	11,706,498,008	11,575,254,823	11,783,240,485
(Accumulated depreciation)	(10,252,128,445)	(9,895,802,007)	(9,212,410,615)
Government Subsidy	1,449,841,749	1,673,658,747	2,561,237,036
4. Facilities	2,290,811,604	2,350,395,104	2,307,399,216
(Accumulated depreciation)	293,199,459	274,279,067	446,295,403

(3) Intangible assets	11,315,655,815	11,499,087,964	12,740,313,585
1. Capitalized R&D costs	8,624,412,432	8,764,674,783	9,366,733,838
2. Computer Software	2,691,243,383	2,734,413,181	3,373,579,747

(4) Other non-current assets	53,914,735,086	48,285,177,925	37,365,751,805
1. Long-term prepaid expenses	32,275,024,981	28,346,248,620	18,382,683,300
2. Guarantee deposits	21,338,907,955	19,638,127,155	18,682,266,355
3. Other investments	300,802,150	300,802,150	300,802,150
4. Long-term deferred income tax debits	0	-	-
Total assets	158,156,947,804	181,628,273,117	188,588,402,567

I. Current liabilities	9,582,946,846	9,968,830,418	7,269,155,752
1. Accounts payable	2,274,436,629	1,875,770,171	1,215,266,183
2. Accrued expenses	1,189,442,521	617,184,108	465,467,883
3. Unearned revenues	4,330,416,636	4,362,014,616	4,084,039,983
4. Other current liabilities
Withholdings	241,984,552	199,033,734	253,692,658
WithholdValue added tax	357,803,356	158,757,102	213,494,404
Deposits received	971,875,000	971,875,000	871,875,000
Provision for other estimated liabilities	103,575,000	132,525,235	62,300,000
Advances received	113,413,152	1,651,670,452	103,019,641
Long-term current liabilities	0	-	-
Provision for sales promotion	0	-

II. Fixed liabilities	7,571,944,830	7,133,262,958	5,640,781,629
1. Long-term unearned income	3,190,902,992	2,488,647,083	27,851,773
2. Accrued severance benefits	4,299,616,645	4,545,125,639	5,602,929,856
3. Long-term borrowings	81,425,193	99,490,236	10,000,000
Total liabilities	17,154,891,676	17,102,093,376	12,909,937,381

I. Capital stock	6,487,000,000	6,487,000,000	6,486,000,000
1. Common stock	6,487,000,000	6,487,000,000	6,486,000,000

II. Capital surplus	135,527,919,976	135,527,919,976	135,466,502,809
1. Additional paid-in capital	135,527,919,976	135,527,919,976	135,466,502,809

III. Capital adjustments	(12,816,222,933)	(13,683,806,075)	(17,600,723,603)
1. Stock option	781,925,390	680,434,337	719,780,537
2. Treasury Stock	(7,453,108,854)	(10,283,832,116)	(18,307,830,040)
3. Gains on sale of treasury stock	(6,145,039,469)	(4,080,408,296)	(12,674,100)

IV. Accumulated other comprehensive income	(464,518,809)	331,976,315	5,318,404,251
1. Capital Adjustment-Unrealized gains on AFS	948,008,550	1,780,033,650	6,771,795,838
2. Capital Adjustment-Unrealized losses on AFS	0	-	-
3. Loss on investments in equity method securities	(1,412,527,359)	(1,448,057,335)	(1,453,391,587)

V. Retained earnings	12,267,877,894	11,630,463,920	22,298,261,066
1. Legal appropriated retained earnings	322,500,000	322,500,000	322,500,000
2. Appropriated-Reserve for business rationalization	117,904,363	117,904,363	117,904,363
3. Appropriated-Reserve for future investments	442,699,142	442,699,142	442,699,142
4. Unappropriated retained earnings to be carried forward	11,384,774,389	10,747,360,415	21,415,157,561
Total shareholders' equity	141,002,056,128	140,293,554,136	151,968,444,523
Total liabilities and SE	158,156,947,804	157,395,647,512	164,878,381,904

Webzen Inc.
Non-consolidated Income Statement

* The FY 2007 Q4 financials have been prepared on an unaudited basis, and may be subject to change during the independent auditing process
* The FY 2007 Q4 financial statements are non-consolidated, and have been prepared under the Korean General Accepted Accounting Principles)

	31-Dec-07	As of 30-Sep-07	31-Dec-06

I. Sales	6,963,802,015	7,556,131,072	5,347,040,497
Online game	4,533,869,663
Royalty	2,429,932,352
II. Cost of goods sold	3,600,265,964	3,857,412,882	3,680,560,809
Online game	3,600,265,964
III. Gross profit	3,363,536,051	3,698,718,190	1,666,479,688
IV. SG&A	7,016,732,229	7,289,043,801	7,500,893,218
Salaries expenses	1,697,184,506	1,568,540,785	1,776,681,632
Bonus	74,114,125	229,041,914	(107,485,650)
Severance benefits	154,617,758	118,899,378	262,547,595
Welfare benefits	219,749,243	190,422,766	251,881,377
Travel expenses	111,020,301	100,488,275	98,020,505
Entertainment expenses	56,546,246	61,408,989	55,988,308
Communication expense	15,917,957	15,867,307	19,320,794
Utility expenses	14,403,602	31,041,937	16,651,014
Taxes and dues	84,734,221	87,270,935	98,317,059
Depreciation	117,393,118	108,837,965	162,327,204
Rental expense	66,904,195	61,060,517	60,555,600
Repairs expenses	0	-	150,000
Insurance premium	55,171,537	56,498,219	46,948,533
Vehicle maintenance expenses	11,267,343	13,456,045	14,541,874
Ordinary research and development expenses	2,664,113,522	2,473,329,479	2,916,712,181
Freight expenses	4,200,693	1,760,763	4,741,356
Training expenses	16,063,224	19,211,895	32,019,393
Publication expenses	8,016,800	7,766,253	10,743,419
Office supplies expenses	1,484,053	1,697,762	2,118,311

Supplies expenses	9,551,964	7,983,365	19,452,181
Commissions paid	737,712,717	1,147,658,444	563,264,058
Advertising expenses	620,290,472	854,812,220	881,391,404
Bad debt expenses	0	-	20,510,147
Sales commissions	132,758,200	153,662,940	254,107,072
Amortization cost of intangible assets	51,913,903	44,124,965	40,328,012
Sample expenses	29,000	144,000	-
Compensation expenses assoc. w/ stock options	91,573,529	(65,943,317)	(940,161)
V. Operating Profit	(3,653,196,178)	(3,590,325,611)	(5,834,413,530)
VI. Non-operating income	7,498,103,481	1,962,475,940	3,349,958,906
Interest income	888,313,105	896,646,692	974,844,687
Gains on foreign currency transaction	21,970,944	49,524,964	6,181,588
Gains on foreign currency translation	77,948,115	4,483,818	9,380
Income from commission	13,818,182	89,444,364	22,324,968
Gains on available for sale securities	2,539,802,626	858,537,319	2,320,561,588
Gains on disposition of PPE	3,891,960,296	-	-
Equity income on investments	0	-	-
Reversal of Compensation Exp. Associated with SO	54,292,092	62,334,994
Dividends income	0	-
Miscellaneous income	9,998,121	1,503,789	26,036,695
VII. Non-operating expenses	1,344,656,605	957,271,334	1,319,755,744
Interest Expense	2,370,961	2,581,723
Losses on foreign currency transaction	63,075,253	34,483,275	75,611,505
Losses on foreign currency translation	(72,412,227)	41,626,170	38,114,656
Loss on disposal of tangible assets	14,673,984	44,358,108	7,908,189
Equity losses on investments	1,342,319,184	829,173,379	1,191,528,739
Losses on disposal of available-for-sale securities	0	-	-
Donations	450,000	100,000	550,000
Miscellaneous losses	(5,820,550)	4,948,679	6,042,655

VIII. Profit before extraordinary items	2,500,250,698	(2,585,121,005)	(3,804,210,368)
IX. Extraordinary gains		-
X. Extraordinary losses		-
XI. Income before income tax expenses	2,500,250,698	(2,585,121,005)
XII. Income tax expenses	427,319,414	679,819,819	7,072,412,510
XIII. Net income (loss)	2,072,931,284	(3,264,940,824)	(10,876,622,878)

Contacts:

Webzen Inc.
Daelim Acrotel Building, 6th Floor
467-6 Dogok-dong, Kangnam-Ku,
Seoul, Korea 135-971

Donghoon Lee
Investor Relations
+ 82-2-3498-6818
Email: mpower@webzen.com

Forward-Looking Statements:

Certain statements in this document may include, in addition to historical information, “forward-looking statements” within the meaning of the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can generally be identified by the use of “estimate,” “anticipate,” “believe” “project,” or “continue” or the negative thereof or other similar words, although not all forward-looking statements will contain these words. These forward-looking statements are based on our current assumptions, expectations and projections about future events. All actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements, to collect, and in a timely manner, license fees and royalty payments from or operate commercially successful online games; our ability to compete access technological developments in our industry; our ability to recruit and strategies; and economic and political conditions globally. Investors should consider the information contained in our submissions and filings with the registration statement on Form F-1, as amended, and our annual report on Form 20-F, together with such other documents and we may submit to or file with the SEC from time to time, including on Form 6-K. The forward-looking statements reflect new, changing or unanticipated events or circumstances.

Item 2.

Earnings Forecasts/Guidance

The information contained in this forecast is estimated. The actual results may vary.
1. Details of Information
Period	2008 ( 01/01/2008 – 12/31/2008)
Details of Prospects/Forecasts	2008 Business Plan -Revenue: 41.0 billion won -Operation Profit: 4.0 billion won
2. Basis for Prospects/Forecasts
*2008 Forecast
-New titles will be launched and operation expense will be reduced. These factors will lead into the increased revenue
- Revenue Forecast
  MU: 21.4 billion KRW, SUN: 7.0 billion KRW
Huxley: 4.9 billion won, Parfait Station: 3.5billion won)
-Operation Profit Forecast
  Restructuring organization and reduced the operating cost to 37.0 billion won.(Operation Profit will be turn over to black ink)

3. Other	-.
4. Selective Release
Information Providers	Webzen Inc.
Intended Audience	Institutional, and retail investors, analysts, media, etc.
(Scheduled) Time and Place for Release of Information	02/14/2008 after public disclosure
5. Contact Information
Person Responsible for Disclosure (Contact Information)	Won Seon Kim, CFO
Person in Charge of Disclosure (Contact Information)	Shin Mook Lim, (+82-2-3498-1600)
Office in Charge (Contact Information)	Investor Relations (+82-2-3498-1600)

Forward-Looking Statements:

Certain statements in this document may include, in addition to historical information, “forward-looking statements” within the meaning of the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can generally be identified by the use of “estimate,” “anticipate,” “believe” “project,” or “continue” or the negative thereof or other similar words, although not all forward-looking statements will contain these words. These forward-looking statements are based on our current assumptions, expectations and projections about future events. All actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements, to collect, and in a timely manner, license fees and royalty payments from or operate commercially successful online games; our ability to compete access technological developments in our industry; our ability to recruit and strategies; and economic and political conditions globally. Investors should consider the information contained in our submissions and filings with the registration statement on Form F-1, as amended, and our annual report on Form 20-F, together with such other documents and we may submit to or file with the SEC from time to time, including on Form 6-K. The forward-looking statements reflect new, changing or unanticipated events or circumstances.

Item 3.

Earnings Report (Fair Disclosure)

※ The information contained in this report is estimated, it is subject to change according to actual settlement.
1. Business Results
Period	Current Period: 10/01/2007 ~12/31/2007 Preceding Period: 07/01/2007 ~09/30/2007 Corresponding Period of The Previous Year: 10/01/2006 ~12/31/2006
(Unit : mil. KRW)	Current Period	Preceding Period	Amount Increased/ Decreased Compared to the Preceding Period (Increase/ Decrease Rate)	Corresponding Period of The Previous Year	Amount Increased/ Decreased Compared to the Corresponding Period of The Previous Year (Increase/ Decrease Rate)
Sales	6,964	7,556	-592 (-7.8%)	5,347	1,617 (30.2%)
Operating Profit	-3,653	-3,590	-63 (Loss increase)	-5,834	2,181 (Loss decrease)
Ordinary Profit	2,500	-2,585	5,085 (Turn over to Black Ink)	-3,804	6,304 (Turn over to Black Ink)
Net Profit	2,073	-3,265	5,338 (Turn over to Black Ink)	-10,877	12,950 (Loss decrease)

2.Selective Release	Information Providers		Webzen Inc.
	Intended Audience		Institutional and retail investors, analysts, media etc.
	(Scheduled) Time and Place for Release of Information		1. Press release will be released on 02/14/2007 after fair disclosure
3.Contact Information	Person Responsible for Disclosure (Contact Information)		Won Seon Kim, CFO (+82-2-3498-1600)
	Person in Charge of Disclosure (Contact Information)		Shin Mook Lim, Manager of IR team (+82-2-3498-1600)
	Office in Charge (Contact Information)		Investor Relations (+82-2-3498-6818)

Item 4.

Cancellation of Stock Options Granted

1. Number of Grantees Cancelled	Concerned Company's employee and director	2
	Affiliated Companies' employee and director	1
2. Number of Shares Cancelled	Common Shares	9,800
	Preferred Shares	-
3. Stock Option Granted after this Cancellation	Common Shares	256,800
	Preferred Shares	-
4. Reasons for Cancellation		Retirement
5. Date of Board of Directors’ Resolution (Decision Date)		02/14/2008
- Outside Directors in Attendance	Number Present	3
	Number Absent	0
- Auditors (members of audit committee) in Attendance		Present

[ Details of Cancellation by Grantees ]

Grantees	Relationship	Number of Shares Cancelled		Remarks
		Common Shares	Preferred Shares
Kwak, Younghoon	Employee of affiliated company	3,000	-	-
Song, Kyungsoo	Employee	5,000	-	-
Song, JiWon	Employee	1,800	-	-